Zillow Group, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

October 23, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brittany Ebbertt, Senior Staff Accountant

Re:	Zillow Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K furnished August 7, 2019
File No. 001-36853

Dear Ms. Ebbertt:
This supplemental information is being provided in response to a request from the staff of the Division of Corporation Finance (the “Staff”) pursuant to a phone conversation that occurred on October 18, 2019 related to Zillow Group, Inc.’s (“Zillow Group” or “the Company”) September 17, 2019 letter that responded to the letter dated September 11, 2019 from the Staff with regards to the Staff’s comment on the Company’s non-GAAP measure for Return on Homes Sold After Interest Expense.
The Company advises the Staff that in future filings, the Company’s calculation of Homes segment gross profit will be included within the Segment Results of Operations section of the supplement entitled “Reported Consolidated Results” to the Company’s earnings press releases furnished on Form 8-K but will not be included in the Notes to Consolidated Financial Statements in the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q.
In addition, the Company advises the Staff that in future filings, the Company will further enhance the footnote disclosures related to the Company’s non-GAAP measure to further elaborate on the nature of the holding costs included in sales and marketing expense and will provide the corresponding amounts that were recorded on a GAAP basis for the respective period.
To illustrate the proposed presentation of the revised disclosure, the Company prepared the below example using financial information for the six months ended June 30, 2019.
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October 23, 2019

On a GAAP basis, Homes segment average gross profit per home was $11,871 for the six months ended June 30, 2019.

The following table presents the total return on homes sold after interest expense and the Average Return on Homes Sold After Interest Expense per home for the period presented (in thousands, except average per home amounts, unaudited):

	Six Months Ended June 30, 2019
	Total	Average Per Home
Homes sold	1,200
Homes revenue	$377,396	$314,497
Operating costs:
Home acquisition costs (1)	341,664	284,720
Renovation costs (1)	14,165	11,804
Holding costs (1)(2)	3,807	3,173
Selling costs	16,218	13,515
Total operating costs	375,854	313,212
Interest expense (1)(2)	5,187	4,323
Return on homes sold after interest expense	$(3,645)	$(3,038)
(1) Amount excludes expenses incurred during the period that are not related to homes sold during the period.
(2) Holding costs and interest expense include $0.9 million and $0.9 million, respectively, of costs incurred in prior periods associated with homes sold during the current period.

October 23, 2019

The calculation of Average Return on Homes Sold After Interest Expense includes only those expenses directly attributed to the homes sold during the period. To arrive at return on homes sold after interest expense, the Company deducts from Homes segment gross profit (1) holding costs incurred in the current period and prior periods for homes sold during the period that are included in sales and marketing expense, (2) selling costs incurred in the current period for homes sold during the period that are included in sales and marketing expense and (3) interest expense incurred in the current and prior periods for homes sold during the period. The Company adds to Homes segment gross profit (1) inventory valuation adjustments recorded during the period associated with homes that remain in inventory at period end, net of inventory valuation adjustments recorded in prior periods related to homes sold in the current period, and indirect expenses included in cost of revenue and (2) share-based compensation expense and depreciation and amortization expense included in cost of revenue. The following table presents the calculation of Homes segment average gross profit per home and Average Return on Homes Sold After Interest Expense per home and a reconciliation of return on homes sold after interest expense to Homes segment gross profit (in thousands, except average per home amounts, unaudited):

Calculation of Average Gross Profit per Home	Six Months Ended June 30, 2019
Homes segment revenue	$377,396
Homes segment cost of revenue	363,151
Homes segment gross profit	$14,245
Homes sold	1,200
Average gross profit per home	$11,871
Reconciliation of Non-GAAP Measure to Nearest GAAP Measure
Homes segment gross profit	$14,245
Holding costs included in sales and marketing (1)	(3,807)
Selling costs included in sales and marketing (2)	(16,218)
Interest expense (3)	(5,187)
Inventory valuation adjustments and indirect expenses included in cost of revenue (4)	7,021
Share-based compensation expense and depreciation and amortization expense included in cost of revenue	301
Return on homes sold after interest expense	$(3,645)
Homes sold	1,200
Average return on homes sold after interest expense per home	$(3,038)
(1) Amount represents holding costs incurred related to homes sold in the current period that were not eligible for inventory capitalization and were therefore expensed as period costs in the current period and prior periods. These costs primarily include homeowners association dues, property taxes, insurance, utilities, and cleaning and maintenance costs incurred during the time a home is held for sale after the renovation period is complete. On a GAAP basis, the Company incurred a total of $6.7 million of holding costs included in sales and marketing expense for the six months ended June 30, 2019.
(2) Amount represents selling costs incurred related to homes sold in the current period that were not eligible for inventory capitalization and were therefore expensed as period costs in the current period. These costs primarily include agent commissions paid upon the sale of a home.
(3) Amount represents interest expense incurred related to homes sold in the current period that was not eligible for inventory capitalization and was therefore expensed as a period cost in the current period and prior periods.
(4) Amount includes inventory valuation adjustments recorded during the period associated with homes that remain in inventory at period end, net of inventory valuation adjustments recorded in prior periods related to homes sold in the current period, as well as corporate costs allocated to the Homes segment such as headcount expenses and hosting-related costs related to the operation of our website.

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October 23, 2019

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7123.
Sincerely,
/s/ Jennifer Rock
Jennifer Rock
Chief Accounting Officer

cc:	Andrew B. Moore Allison C. Handy Perkins Coie LLP